Rider - Estate Preservation - Supplemental Term Insurance

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means a person whose life is covered under the Policy.

We agree, subject to the provisions of the Policy and this rider, to provide this Term Insurance Benefit. We also agree to provide all of the other benefits which are stated in this rider. This rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this rider.

Term Insurance Benefit - We will pay, upon receipt of due proof of the last insured to die while this rider is in force, the Term Insurance Benefit. The amount of the Term Insurance Benefit is the Specified Amount for Estate Preservation Term Insurance as shown on Page 3.

The Term Insurance Benefit payable upon the death of the last insured to die will be paid to the beneficiary in one sum or, if elected, under an income payment option. We will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by us, but will not be less than the Guaranteed Minimum Interest Rate shown on Page 3 per year compounded annually or such higher rate as is required by law.

There are no cash values or loan values associated with this rider.

Suicide Exclusion - If the last Insured to die dies by suicide, while sane or insane, within two years from the effective date of this rider, the Term Insurance Benefit will be limited to the Monthly Deductions associated with such benefit.

If the last Insured to die dies by suicide, while sane or insane, within two years from the effective date of any increase in the Term Insurance Benefit, the Term Insurance Benefit with respect to that increase will be limited to the Monthly Deductions for that increase.

If the last Insured to die dies by suicide, while sane or insane, within two years from the effective date of any reinstatement, the Term Insurance Benefit will be limited to the Monthly Deductions associated with such benefit since the date of reinstatement.

Monthly Deduction - While this rider is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this rider. The Monthly Deduction for this rider is the Cost of Insurance for the policy month for the Term Insurance Benefit under this rider.

Cost of Insurance - The Cost of Insurance for the term insurance under this rider is determined on a monthly basis. It is calculated as (a) multiplied by (b) where:

(a)	is the Cost of Insurance Rate divided by $1,000 for Term Insurance applicable to this policy, and

(b)	is the Specified Amount for this rider.

Cost of Insurance Rate - The Cost of Insurance Rate for Estate Preservation Term Insurance is based on the policy year and on the issue age, sex (if issued on a sex distinct basis) and rate class of each Insured. Cost of Insurance Rates will be determined by us based on expectations as to future mortality, investment, expense, and persistency experience. However, these rates will not exceed those shown for Term Rates in the Additional Policy Specifications. Cost of Insurance Rates will not be adjusted by us as a means of recovering prior losses nor as a means of distributing prior profits.

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Computation of Values - All values and benefits in this rider are equal to or greater than those required by the Interstate Insurance Product Regulation Commission.

Incontestability -This rider will be incontestable with respect to each insured after it has been in force during the life of that Insured for two years from the Effective Date, except for fraud in the procurement of the rider, when permitted by applicable law. Any increase in the Term Insurance Benefit will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of each Insured for two years from its effective date, except for fraud in the procurement of the increase, when permitted by applicable law.

This rider will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of each Insured for two years from the effective date of the reinstatement, except for fraud in the procurement of the reinstatement, when permitted by applicable law.

We will send you written notice, within 90 days from the end of the two year contestable period, requesting that you inform us if either of the insureds have died. Upon being informed of a death, any contest will promptly begin. Contests cannot be avoided by failing to inform us of a death during the contestable period even if the payment of premiums into the policy continues.

Termination of Rider - This rider will terminate upon:

(a)	the Termination Date for this rider shown on Page 3;

(b)	lapse of this Policy;

(c)	surrender of this Policy;

(d)	the date of death of the last Insured to die;

(e)	the Maturity Date of this Policy; or

(f)	the Monthly Anniversary that coincides with or next follows our receipt of a written request to terminate this rider.

Reinstatement -This Rider may be reinstated within five years after lapse under the same terms as described in the Policy. A reinstatement is subject to:

(a)	the submission of evidence of insurability satisfactory to us for any Insured alive on the date of lapse;

(b)	the payment or reinstatement of any Policy Debt which existed at the end of the grace period; and

(c)	the payment of a premium sufficient to cover the lesser of:

(i)	the amount necessary to meet the No-Lapse Guarantee Requirement at the date of reinstatement and for two policy months following the reinstatement date, or

(ii)	an amount to make the Net Cash Surrender Value positive plus the monthly deductions for the two policy months following the reinstatement date.

Effective Date - The effective date of this rider is the same as the Policy Date of the policy to which it is attached unless another effective date is shown below.

The Penn Insurance and Annuity Company

Chairman and Chief Executive Officer

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